EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2006	2007	2008	2009	2010
EARNINGS
Income (Loss) Before Income Taxes	$52,847	$(46,139)	$120,761	$119,523	$122,887
Fixed Charges (as below)	44,769	54,716	81,584	62,235	65,834
Total Earnings	$97,616	$8,577	$202,345	$181,758	$188,721

FIXED CHARGES
Interest Expense	$40,778	$46,560	$76,910	$59,093	$63,362
Credit for Allowance for Borrowed Funds Used During Construction	1,491	5,156	2,174	1,142	572
Estimated Interest Element in Lease Rentals	2,500	3,000	2,500	2,000	1,900
Total Fixed Charges	$44,769	$54,716	$81,584	$62,235	$65,834

Ratio of Earnings to Fixed Charges	2.18	0.15	2.48	2.92	2.86

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.